Exhibit 99.3

Spreadtrum Announces High Performance Multimedia Mobile Phone Solution

SHENZHEN, China, May 19, 2011 /PRNewswire-Asia-FirstCall/ -- Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum" or the "Company"), a leading fabless semiconductor provider in China with advanced technology in both 2G and 3G wireless communications standards, today announced the introduction of a high performance multimedia mobile phone solution based on ARM9 CPU processor, the SC6800H. This product, which features enhanced application and multimedia processing capabilities, is designed to meet customers' growing demand for video, photo, music, games and other entertainment requirements within the mid-end multimedia mobile phone market.

The SC6800H is more than twice as fast as ARM7 based chips, and its ARM9EJ-S processor core with multimedia and GPU engine provides an enhanced user experience in mid-end feature phone. The solution supports JAVA, Internet access, GPS navigation, mobile stocks, MSN/QQ and many other popular applications in addition to a High-definition video player, and a 5 megapixel camera.  It enables HVGA screen resolution with a fashionable user interface, such as the 3D UI and Flash UI, further improving the user experience. In terms of communication, the SC6800H integrates multi-SIM card engine and controller, which enable Dual-SIM standby, Triple-SIM standby and Quad-SIM standby solutions in a set of baseband and RF chipset.  Furthermore, the SC6800H provides interfaces for a number of mainstream peripheral components such as Wi-Fi, GPS, Bluetooth, and analog TV.

Dr. Leo Li, Spreadtrum's President and CEO said, "In line with our commitment to delivering innovative technology in order to help customers differentiate their products, the SC6800H provides handset manufacturers a powerful and stable mobile phone solution that we believe will be an attractive and essential platform for the emerging mobile business. Along with our other pipeline products that offer enhanced multimedia features, the SC6800H is accelerating the growth of feature phone market, enabling our customers to launch more products with unique features to capitalize on increasing demand for mobile handset business, mobile internet applications, and mobile games/entertaining business."

About Spreadtrum Communications:

Spreadtrum Communications, Inc. (Nasdaq: SPRD; "Spreadtrum") is a fabless semiconductor company that develops baseband and RF processor solutions for the wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. Spreadtrum has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich to meet their cost and time-to-market requirements.

For more information, please visit: www.spreadtrum.com

Safe Harbor Statements:

This press release contains 'forward-looking statements' within the meaning of the 'safe harbor' provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the ability of the SC6800H product to meet customers' growing demand for video, photo, music, games and other entertainment requirements within the mid-end multimedia mobile phone market; the Company's commitment to delivering innovative technology in order to help customers differentiate their products; the Company's belief that the SC6800H will be an attractive and essential platform for the emerging mobile business; and the ability of the SC6800H to accelerate the growth of feature phone market, and enable the Company's customers to launch more products with unique features to capitalize on increasing demand for mobile handset business, mobile internet applications, and mobile games/entertaining business. The Company uses words like 'believe,' 'anticipate,' 'intend,' 'estimate,' 'expect,' 'project' and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company's actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile phones; market acceptance of the SC6800H multimedia mobile phone solutions; the state of and any change in the Company's relationship with its major customers; and changes in political, economic, legal and social conditions in China.  For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company's filings with the U.S. Securities and Exchange Commission (the 'SEC') and the annual report on Form 20-F filed on April 6, 2011, as amended, especially the sections under 'Risk Factors' and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.

Media contact: Kathy Zhou
Email:news@spreadtrum.com
Tel:   +86-21-5080-2727 x1120